

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 19, 2016

Paul E. Martin
Chief Financial Officer
Perficient, Inc.
555 Maryville University Drive, Suite 600
Saint Louis, MO 63141

**Re:    Perficient, Inc.**
**Form 10-K for the Fiscal Year Ended December 31, 2015**
**Filed March, 3, 2016**
**File No. 001-15169**

Dear Mr. Martin:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 1. Business, page 1

1.      We note your statement in your 2015 Q4 earnings call that your January bookings are driving the largest backlog you have ever had and are giving you the strongest start in years.  We also note your statement in your 2016 Q2 earnings call that bookings remain strong and your backlog remains sound in relation to the discussion of your largest client temporarily pausing some of your projects.  Please tell us your consideration of disclosing the total amount of backlog, together with the portion thereof not reasonably expected to be filled within the current fiscal year.  We refer you to Item 101(c)(1)(viii) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 20

2.	Please explain the significant amount of cash held in China.  In this regard, we note that approximately 75% of your total cash and cash equivalents at December 31, 2015 was held by your Chinese subsidiary; however, we further note that historically over 98% of your revenues were derived from the U.S.  In addition, please describe any limitations imposed by PRC regulations that may restrict the movement of cash out of China.  Also, tell us how you considered including a similar explanation in your liquidity disclosures along with a discussion of the tax impact should you need to repatriate such funds.  We refer you Item 303(a) of Regulation S-K and Section IV.B.1. of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 10. Income Taxes, page 38

3.	Please tell us the amount of any undistributed foreign earnings that are considered permanently reinvested.  Also, tell us how you considered disclosing this information along with the amount of unrecognized deferred tax liability associated with such earnings. Refer to ASC 740-30-50-2.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	You may contact Frank Knapp, Staff Accountant at (202) 551-3805 if you have questions regarding comments on the financial statements and related matters.  If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730.  If you require further assistance, do not hesitate to contact me at (202) 551-3499.

						Sincerely,

						/s/  Kathleen Collins

						Kathleen Collins
						Accounting Branch Chief
						Office of Information Technologies
						and Services